EXHIBIT 99.1

POET Technologies Reports Third Quarter Financial Results

SAN JOSE, Calif., Nov. 28, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), the developer of opto-electronic fabrication process IP and devices, and manufacturer of sensing and optical light source products, reported consolidated financial results for the period ended September 30, 2016. These interim financial results along with the Management Discussion and Analysis have been filed on SEDAR.

Third Quarter and Recent Highlights:

  Signed long-term supply agreement and strategic partnership with Luxmux, a leader in innovative photonic and optic technologies;
  Announced agreement with Singapore Economic Development Board (EDB) to expand R&D operations in Singapore;
  Awarded two new U.S. patents, including one regarded as fundamental;
  Appointed Thomas R. Mika as Chief Financial Officer;
  Subsequent to the end of the quarter, completed public offering which generated gross proceeds of C$12,528,000 (US$9,349,254); and
  Ended the quarter with cash and cash equivalents of US$9,699,899, which does not include the net proceeds from the offering.

Third quarter 2016 sales were US$861,545, which comprises the first full quarter of revenue from its acquisition of DenseLight Semiconductor, compared to US$576,741 in the second quarter of 2016. Gross margin in the third quarter was 47.3%, compared to 28.9% in the prior quarter. Third quarter 2016 net loss was US$2.8 million, or ($0.01) per share, compared to US$3.4 million, or ($0.02) per share, in the second quarter 2016.

During the quarter, the Company completed internal qualification and began early production of DenseLight 2.5G DFB (distributed feedback) lasers, winning an initial customer order in China for applications in the Passive Optical Network (PON) broadband access network architecture, which is the dominant "Fiber-to-the-X" (FTTx) network architecture in use today. ‘Fiber-to-the-X’ or FTTx is a key enabler of today’s high-speed Internet, and advanced broadband networks are considered essential infrastructure to support future economic growth. The Company's sensor product roadmap for 2017 includes additional new product introductions targeted for the LIDAR (laser imaging, detection and ranging) market.

POET’s Chief Executive Officer Suresh Venkatesan commented, “Revenue in the quarter reflects expanded sales of DenseLight photonic sensors, primarily to existing customers for test & measurement applications. Although we are making solid progress on revenue and product expansion within our DenseLight subsidiary, our integration activities intended to establish a commercial foundation for the consolidated Company are not without challenges. We have uncovered certain deficiencies in the organizational, functional and operational structure of the fab. Importantly, we have already begun to address and remedy these vulnerabilities in order to realize the full value of this business and its related infrastructure. Despite these short-term challenges, we remain highly confident in the potential and unique value proposition that DenseLight represents for its customers and the Company alike.”

“In terms of progress on the POET technology, we continue to maintain a strong focus on the development and refinement of the integrated opto-electronics engine, which includes the integrated detector. As a direct result of the capital raise, we are now able to pursue parallel development paths for our VCSEL design and validation and have taken meaningful steps to accelerate our cycles of learning. Furthermore, we are making selective investments in capital equipment as well as other key capabilities to give us greater control over some of the most time-sensitive aspects of the technology development process. The previous delays we encountered largely related to epitaxial wafer supply and more recently export license controls were both resolved subsequent to quarter-end, which has enabled us to resume progress toward the production of integrated device prototypes. Although this pre-prototype stage of product development has taken longer than we originally anticipated due to various constraints, we believe we are on the right path to achieve commercialization in 2018.”

Business Update

Work on the POET integrated optical engine continues, with progress being made during and subsequent to the end of the quarter on several fronts, including the resolution of certain constraints encountered on product development related to export controls and epitaxial wafer supply.  The availability of new capital has allowed the Company to:

  pursue parallel development paths for the VCSEL design;
  engage with multiple third-party sources for critical epitaxial wafers; and
  resume development cycles at its 6-inch Taiwan foundry partner, Wavetek.

As part of these actions, the Company is currently focused on evaluating multiple paths to improving VCSEL functionality and optimizing the transistor. Ultimately, realizing the commercial potential of the POET technology will require the Company, among other things, to successfully complete the development of integrated device prototypes, begin product development of integrated single chip monolithic transceivers for Active Optical Cables (AOCs), demonstrate alpha prototypes, engage potential customers with beta prototypes, demonstrate manufacturability and scalability, and complete qualification of these integrated devices in end user applications. At each step, where appropriate, the Company expects to provide updates on meaningful progress.

The Company also continues to work on multiple sources of additional NRE (non-recurring engineering) revenue, US$154,000 of which was included in sales in the third quarter.

On November 8, 2016, the Company was awarded two U.S. patents - #9,490,336 for a fabrication methodology for optoelectronic circuits and #9,490,321 for the design of an integrated optoelectronic circuit.  The Company regards both as important patents, each representing a significant barrier to entry for potential competitors.  In addition, the ‘321 patent is fundamental to protecting the Company’s design of integrated optical transmitters and detectors using both thyristor and bipolar circuits.

As of November 28, 2016, the Company had 259,333,852 common shares outstanding.

Business Outlook

The Company will not be able to reconfirm its previously provided guidance to achieve revenue of US$2,000,000 in the second half of 2016, primarily as a result of unexpected production delays at its Singapore fab. It was anticipated at the completion of the DenseLight acquisition that changes were needed in the operations and organization of the business unit, a strategy for which has been developed and is being implemented.  Substantial progress has been made to date and will continue into 2017. The new guidance is for revenue in the range of US$1,600,000 to US$1,800,000 for the second half of 2016, and depends on closing and shipping multiple orders for sensor products, 2.5G DFB lasers and the timely completion of NRE for key clients.  Even with the reduced revenue guidance, the Company has achieved significant quarter on quarter revenue increases and expects that the DenseLight business unit will develop into a robust platform for the commercialization of POET technology.  The Company anticipates continued revenue growth at DenseLight and its intention to reach positive operating cash flow by the first half of 2017.

New Communications and Disclosure Policy

In an effort to keep all stockholders informed on a regular basis, and to conform to fair disclosure regulations in both Canada and the United States, the Company intends to communicate primarily through written business updates on a periodic basis, at least semi-annually, and to publish supplemental press releases as needed for the broad and timely dissemination of meaningful interim developments. The Company intends to adhere strictly to this policy for the benefit of all stockholders.

Commenting on the newly adopted policy, Thomas Mika, recently appointed Chief Financial Officer of POET Technologies, stated: “Over the past several months, the number of inquiries from stockholders and others that the Company and its Investor Relations firm, the Shelton Group, has received has risen dramatically.  We recognize the importance in demonstrating progress to shareholders and interested investors, however, development activities in a technology-based company are not deterministic and outcomes cannot be readily predicted, timed or guaranteed. Evaluating technical progress often requires nuanced explanation or detailed engineering knowledge.  Providing detail on confidential technical, strategic and sales efforts can inadvertently benefit potential competitors, and so the Company will refrain from answering such inquiries. Although we have encountered a number of challenges during the course of 2016, we have also made and continue to make meaningful progress on technology development and business objectives.  We ask for your understanding, cooperation and support for the new communications and disclosure policy that we are announcing today.”

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding:

  our product roadmap for 2017 and the potential and value proposition that DenseLight represents;
  the progress toward production of a prototype and our path to commercialization; and
  our revenue guidance in the second half of 2016 and our expectations for continued growth in revenue and positive operating cash flow by the first half of 2017.

They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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